UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR

For Period Ended: September 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Upexi, Inc.
Full Name of Registrant

Former Name if Applicable

3030 N. Rocky Point Drive, Suite 420
Address of Principal Executive Office (Street and Number)

Tampa, FL 33607
City, State, Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

There will be a delay in filing the Upexi, Inc. (the “Company”) Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024. The Company is unable to timely file the Form 10-Q within the prescribed time without unreasonable effort and expense because additional time is required by Registrant’s management and auditors to prepare certain financial information to be included in such report.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Andrew Norstrud	(701)	353-5425
(Name)	Area Code	(Telephone No.)

(2)

Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes    ☒ No

The Company has not yet filed its Annual Report on Form 10-K for the fiscal year ended June 30, 2024.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes    ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Upexi, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 14, 2024	By:	/s/ Andrew Norstrud
		Name:	Andrew Norstrud,
		Title:	Chief Financial Officer

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